Jonathan H. Hollinger
(215) 963-5422
jhollinger@morganlewis.com
May 8, 2008
VIA EDGAR AND FACSIMILE (202.772.9204)
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Reynolds, Assistant Director

Re:	BMP Sunstone Corporation Registration Statement on Form S-3 Filed February 14, 2008 File No. 333-149250
Dear Mr. Reynolds,
On behalf of BMP Sunstone Corporation (the “Company”), this letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance as set forth in your letter to Mr. David Gao, dated February 20, 2008 with respect to the BMP Company’s Registration Statement on Form S-3 referred above (the “Registration Statement”).
Where indicated below, the Company will include changes to the disclosure in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company is filing simultaneously with this response letter. By its response herein and in Amendment No. 1, the Company believes that it has addressed all of the comments of the staff.
The Company is aware of its obligations under the Securities Act and will request in writing an acceleration of the effective date of the Registration Statement. At such time, the Company will, pursuant to the staff’s request, furnish a letter acknowledging the matters specified in the bullet points included in the concluding paragraphs of your letter dated February 20, 2008. We have sent to your attention courtesy copies of this letter and Amendment No. 1, which is marked to reflect changes against the initial filing of the Registration Statement.

Securities and Exchange Commission
May 8, 2008

For your convenience, we have set forth each comment in italicized typeface and included each response below the relevant comment.
Financial Statements
1.	Please update the financial statements and related disclosures as necessary to comply with section 210.3-12 of Regulation S-X.
In response to the staff’s comment, the Company has updated its financial statements and related disclosures, which are incorporated by reference to the Company’s Annual Report on Form 10-K filed on March 17, 2008, in compliance with section 210.3-12 of Regulation S-X, as provided in section entitled “Information Incorporated by Reference” on page 12 of Amendment No. 1.
Please do not hesitate to contact the undersigned at 215.963.5422 if you should have any questions or comments with regard to these responses.
Sincerely,
/s/ Jonathan H. Hollinger